Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reports temporary suspension of mill at Round Mountain mine

Heap leach production uninterrupted, annual guidance unchanged

Toronto, Ontario - October 8, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced that mill operations at its Round Mountain mine in Nye Country, Nevada are temporarily suspended following a fire in the mill building on October 1.There were no injuries. The Company is currently assessing the mill’s estimated downtime and will provide an update when it announces its results for the quarter on November 5. Production continues uninterrupted from the mine’s heap leach facilities, which account for approximately 75% of Round Mountain’s production. As of June 30, 2014, Round Mountain produced 87,329 gold equivalent ounces attributable to Kinross. Kinross does not expect the current interruption to affect 2014 production guidance for the Company or the Americas Region. Round Mountain is a 50/50 joint venture with Barrick Gold Corporation and is operated by Kinross.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange

(symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

Phone: 647-627-8280

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

Phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, estimates, expectations and possible events and statements with respect thereto, including but not limited to those in respect of future production. The words ‘‘estimate”, expects’’, and “guidance” or variations of such words and phrases or statements that certain actions, events or results ‘‘could’’, ‘‘may’’ or ‘‘will be taken’’, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form and Management’s Discussion and Analysis filed for the fiscal year-ended 2013. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: operating or technical difficulties in connection with mining, milling or development activities, including but not limited to geology and metallurgy; employee relations; the speculative nature of gold exploration and development; and diminishing quantities or grades of mineral reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of <P STYLE="font: 10pt Times New Roman, Times, Serif; margin: 0; text-align: justify"><I>the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

www.kinross.com